UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 812—13400

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In the matter of ProShares Trust
(formerly, xtraShares Trust and ProFunds ETF Trust); and	:
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ProShare Advisors LLC
:
:
x

Fifth Amendment to Application for an Amended Order under Section 6(c) of the Investment Company Act of 1940, as amended, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

All communications and orders to:

Michael L. Sapir

ProShare Advisors LLC

7501 Wisconsin Avenue, Suite 1000

Bethesda, MD 20814-6527

with a copy to:

Barry Pershkow, Esq.	John M. Loder, Esq.
ProShare Advisors LLC	Ropes & Gray LLP
7501 Wisconsin Avenue, Suite 1000	One International Place
Bethesda, MD 20814-6527	Boston, MA 02110-2624

Page 1 of 44 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on April 14, 2009

I.	Summary of Application

In this fifth amendment dated April 14, 2009 to the application dated as of June 29, 2007 and amended on October 3, 2007, April 11, 2008, November 6, 2009 and February 5, 2009 (“Application”), the undersigned Applicants (“Applicants”) respectfully apply for and request an amended order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (“Amended Order”). ProShares Trust (the “Trust”) currently operates pursuant to orders previously granted by the Securities and Exchange Commission (“Commission”) to the Applicants (collectively, “Prior Order”).1 All defined terms contained in the Prior Applications and the Prior Order (as such terms may be modified in the Application) are equally applicable to this Application unless expressly modified or altered herein.

The Prior Order permits, among other things:

•

the funds identified in the Prior Applications (“Initial Funds”) to issue shares that would trade on a national securities exchange, such as NYSE Arca or The NASDAQ Stock Market, Inc. (“NASDAQ”) (each, an “Exchange”) at negotiated market prices rather than at net asset value (“NAV”);

•	such Initial Funds’ exchange-traded shares (“ETS”) to be redeemable in large aggregations only (“Creation Unit Aggregations”);

[1]

Investment Company Act Release Nos. 27323 (May 18, 2006)(notice) and 27394 (June 13, 2006)(order) amended by Investment Company Act Release Nos. 27609 (Dec. 22, 2006)(notice) and 27666 (Jan. 18, 2007)(order) and further amended by Investment Company Act Release Nos. 27975 (Sep. 21, 2007)(notice) and 28014 (Oct. 17, 2007)(order). The applications on which the Prior Order was issued are referred to collectively as the “Prior Applications.”

•

dealers to sell such Initial Funds’ ETS to purchasers in the secondary market unaccompanied by a statutory prospectus, when prospectus delivery is not required by the Securities Act of 1933, as amended (“Securities Act”); and

•	certain affiliated persons of the Initial Funds to buy securities from, and sell securities to the Initial Funds, in connection with the in-kind purchase and redemption of such Initial Funds’ ETS.[2]

Applicants seek to amend the Prior Order as described below. Applicants propose:

•

to amend the term “Financial Instruments” defined in the Prior Applications to now include short positions (“Short Positions”) in the component securities comprising the relevant Underlying Indices, as defined below, (the “Component Securities”) for all Funds (as defined below);

•

to expand the ability of each Fund designed to correspond to the return of its Underlying Index (each, a “Matching Fund”) (previously called a “Conventional Fund”) to invest at least 80% of its total assets (exclusive of collateral held for purposes of securities lending) in the Component Securities;

•

to expand the category of Matching Funds to include Funds that seek to match the performance of an index that primarily is focused on U.S. equity securities and that applies a strategy commonly referred to as 130/30 (“130/30 Funds”);

•

to permit Leveraged Funds to seek a specified multiple of the performance of, and Inverse Funds to seek a specified multiple of the inverse performance of, an underlying securities index without being limited to multiples of 125%, 150% or 200%, up to a multiple of 300%;

[2]	See, footnote 1, supra.

•	to amend the Prior Order to permit a Leveraged Fund to determine what percentage, if any, of its total assets to invest in the Component Securities;

•

to permit the issuance of ETS by the Funds named in Item 5 of Appendix A hereto (collectively, “Additional Funds”) and Future Funds[3] (the Additional Funds and Future Funds referred to collectively as “New Funds”, and the New Funds and Initial Funds referred to collectively as “Funds”) operating in accordance with any Amended Order;

•

to permit certain Foreign Equity Funds[4] to pay redemption proceeds, under certain circumstances, more than seven days after the tender of a Creation Unit Aggregation for redemption but in any event within a period not to exceed 14 calendar days;

•

to amend the Prior Order by deleting the relief granted from the requirements of Section 24(d) of the Act and revising the Prior Applications by deleting all discussions relating to such relief, including all references to Product Descriptions in the body of the Prior Applications and in the conditions;

•	to amend the terms and conditions of the Prior Applications such that all representations and conditions contained in the Prior Applications and the current

[3]

All series of the Trust that Applicants may establish in the future that (i) are advised by ProShare Advisors LLC (the “Advisor”) or an entity controlled by or under common control with the Advisor; (ii) use Underlying Indices for which the Underlying Index Provider (defined below) is not an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust, a Fund, a promoter, the Advisor, any subadviser to a Fund, or the Funds’ distributor and (iii) comply with the terms of the Prior Order, as amended by this Application, are referred to collectively as “Future Funds.” Each of the Future Funds will be based on a specific domestic or foreign equity or debt securities index, each of which is referred to as a “Future Underlying Index,” and together with the underlying indices of the Initial Funds and the Additional Funds, collectively referred to as the “Underlying Indices.” Any entity that creates, compiles, sponsors, or maintains an Underlying Index is referred to as the “Underlying Index Provider.”

[4]

“Domestic Equity Funds”, “Foreign Equity Funds” and “Debt Funds” are Funds that have, as their respective Underlying Indices, Domestic Equity Securities Indices, Foreign Equity Securities Indices and Debt Securities Indices.

Application that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall remain effective with respect to the Fund until the time the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009); and

•	to delete a condition to the Prior Order, related to future relief, to permit the Trust to offer Future Funds without the need for additional exemptive relief from the Commission.

All defined terms contained in the Prior Applications and the Prior Order are equally applicable to the New Funds unless expressly modified or altered by this Application.

The New Funds will be offered pursuant to the same terms, provisions and conditions of the Prior Applications and the Prior Order, as further amended or modified by this Application.

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act and (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transactions are consistent with the policies of each Fund; and that the proposed transactions are consistent with the general purposes of the Act. Such relief is collectively referred to herein as “Relief”.

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.	Background

A.	Applicants

ProShares Trust was organized under the laws of Delaware as a statutory trust on May 29, 2002. The Trust is registered under the Act as an open-end management investment company and is authorized to offer an unlimited number of series.

The Trust currently offers and sells ETS of its Initial Funds pursuant to its registration statement filed with the Commission on Form N-1A, as amended (the “Registration Statement”). Applicants request that any order issued in respect of this Application apply equally to any Initial Fund or New Fund that operates pursuant to the terms and conditions stated in this Application. Any New Fund will be advised by the Advisor, or an entity controlled by or under common control with the Advisor. Applicants will not seek to register any New Funds or list the ETS of any New Fund without complying with all applicable listing rules of the Primary Listing Exchange.

Each New Fund will have a distinct investment objective which will be different than that of the other Funds. Each New Fund will attempt, on a daily basis and before fees and expenses, to achieve its investment objective by corresponding to a securities index, a specified multiple of the performance or the inverse performance or the inverse multiple of the performance of a particular securities index. Appendix A identifies the Underlying Index for each Initial Fund and each Additional Fund and the Underlying Index Provider of every Underlying Index for such Funds.

ProShare Advisors LLC (“Advisor”), which is registered as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”), or an entity controlled by or under common control with the Advisor, will serve as investment adviser to each Fund. The Advisor may enter into sub-advisory agreements with additional investment advisers who may serve as sub-adviser to the Trust and any of its series. Any sub-adviser to the Trust or a Fund will be registered under the Advisers Act.

B.	Fund Operations

On each Business Day, the full portfolio holdings of each Fund will be disclosed on the website of the Trust and/or the relevant Exchange. The portfolio holdings information disclosed each Business Day will form the basis for that Fund’s NAV calculation and will reflect portfolio trades made on the immediately preceding Business Day. The values of Foreign Equity Securities Indices will be disseminated every 60 seconds throughout the trading day. The value of Domestic Equity Securities indices will be disseminated every 15 seconds throughout the trading day. The value of a Debt Securities Index will be disseminated at least once per day. As noted below, intra-day indicative values for each Fund will be disseminated every 15 seconds throughout the trading day.

On each Business Day, prior to the opening of trading on the NYSE, the Trust’s index receipt agent will make available the list of the names and the required number of shares of each Equity5 or Debt Security included in the current Deposit Basket(s), as well as the Balancing Amount for each Fund. Such Deposit Basket(s) will apply to all purchases of Creation Unit Aggregations until new Deposit Basket(s) for a Fund are announced. The Trust will comply with the federal securities laws in accepting the Deposit Basket(s) and satisfying redemptions with Equity or Debt Securities contained in the Redemption List including that the Deposit Basket(s) and any securities contained in the Redemption List are sold only in transactions that would be exempt from registration under the Securities Act of 1933.6

[5]	Applicants intend to include information with respect to all Depositary Receipts (as defined in Section II.B.2 below) held by any Fund.
[6]

In accepting the Deposit Basket and satisfying redemptions with Equity or Debt Securities contained in the Redemption List (“Portfolio Securities”) that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Trust will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Portfolio Securities. The prospectus for a Fund will also state that “An Authorized Participant that is not a Qualified Institutional Buyer (“QIB”) as defined in Rule 144A under the Securities Act of 1933 will not be able to receive, as part of a redemption, restricted securities eligible for resale under Rule 144A.”

The Primary Listing Exchange will disseminate every 15 seconds during regular trading hours, through the facilities of the Consolidated Tape Association, an amount representing on a per share basis the actual or estimated sum of the current value of the securities on the Deposit List, and the estimated amount of cash and Money Market Instruments held in the portfolio of a Fund. If such Funds also hold Financial Instruments, the amount disseminated would also include, on a per share basis, the actual or estimated marked-to-market gains or losses of the Financial Instruments held by the Fund.

As was stated in the Prior Applications, Applicants expect each Matching Fund to have an annual tracking error of less than 5% relative to its Underlying Index. Applicants expect each Leveraged Fund and Inverse Fund to have daily tracking error of less than 5% relative to the specified multiple, inverse, or inverse multiple (as applicable) of the performance of its relevant Underlying Index. The Prospectus and Statement of Additional Information (“SAI”) of each Fund disclose that, while close tracking of a Leveraged Fund or Inverse Fund to the multiple, the inverse, or the inverse multiple of its respective Underlying Index may be achieved on any single trading day, over time, the cumulative percentage increase or decrease in the NAV of such Leveraged Fund or Inverse Fund and the cumulative percentage increase or decrease in the multiple of the return of its Underlying Index may diverge significantly due to leverage and the compounding effect of losses and gains on the returns of the Leveraged Fund or Inverse Fund. The Prospectus and SAI of each such Fund provide numerous charts and graphs illustrating the same.

III.	Request for Relief

Applicants seek to amend the Prior Order as described below.

A.	Matching Funds, Leveraged Funds and Inverse Funds

1.	Inclusion of Short Positions within the Definition of Financial Instruments.

As stated above, Applicants intend that the definition of Financial Instruments, which has been defined in the Prior Applications to include futures contracts, swap agreements, forward contracts, reverse repurchase agreements, money market instruments, options, caps, floors and collars, be expanded to include Short Positions in the Component Securities. At times, using Short Positions may be a more efficient and cost-effective investment technique than using other types of Financial Instruments. Applicants believe that expanding the definition of Financial Instruments will provide for more flexible portfolio management with respect to the Funds as they seek to achieve their investment objectives. Additionally, Applicants wish to clarify that the Matching and Leveraged Funds intend to use Financial Instruments to gain exposure to both the equity securities and the fixed-income securities that are Component Securities.7

2.	Matching Funds.

The Prior Applications provided that each Matching Fund would hold 85% to 100% of its total assets in the Component Securities. As stated above, Applicants now wish to amend the Prior Applications to provide that each Matching Fund will invest at least 80% of its total assets (exclusive of collateral held for purposes of securities lending) in the Component Securities and/or investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities. However, a Matching Fund may at times invest up to 20% of its total assets (exclusive of collateral held for purposes of securities lending)

[7]	The discussion of Financial Instruments in the Prior Applications did not specifically refer to fixed income securities in Financial Instruments and Money Market Instruments, which the Advisor believes will help the Matching Fund track its index. Except as discussed below with respect to 130/30 Funds, as a general matter, the securities listed on the Deposit List and the Redemption List will correspond, pro rata, to the securities held by each Matching Fund. Applicants believe that such relief would provide Matching Funds with additional operational flexibility to pursue more efficient and cost-effective techniques in achieving their investment objectives. Applicants also note that the Commission has granted exemptive relief to other ETFs that follow this 80% standard.

3.	130/30 Funds.

As stated above, the Applicants wish to expand the category of Matching Funds to include 130/30 Funds. In general, “130/30” strategies refer to strategies that: (i) establish long positions in securities such that total long exposure amounts to approximately 130% of net assets; and (ii) simultaneously establish short positions in other securities such that total short exposure amounts to approximately 30% of net assets. Many mutual funds exist that employ an actively-managed 130/30 strategy. Their portfolio managers exercise discretion and select long positions and select short positions based upon their judgment and any constraints imposed on them.

The 130/30 Funds intend to employ a 130/30 approach but in contrast to actively managed 130/30 strategies, the 130/30 Funds will operate as indexed ETFs. The Advisor will not actively select positions for the 130/30 Funds. Instead, the 130/30 Funds will seek to produce the return of an Underlying Index that employs a 130/30 strategy. The 130/30 Funds will not take long positions in any securities that are not Component Securities. The Underlying Indices for the 130/30 Funds will employ a rules-based approach based on specified factors to determine the components and weighting of the components of the index, both long and short. As with other Underlying Indices, the Underlying Indices for 130/30 Funds will have a well developed, fully specified methodology, and be created and operated by a third-party, unaffiliated Underlying Index Provider.

With respect to a 130/30 Fund’s 130% of net assets long position, each such Fund plans to hold a combination of Component Securities and total return swap positions that correlate with the leveraged long (130%) piece of their respective Underlying Index. With respect to such Fund’s 30% of net assets short position, each 130/30 Fund expects to hold total return swap positions that correlate to the short (-30%) piece of their respective Underlying Index. Accordingly, both traditional index ETFs and the 130/30 Funds will operate in essentially the same fashion; they seek to hold portfolio positions intended to produce the return of their underlying index.

Comparable to other Matching Funds, each 130/30 Fund will hold at least 80% of its total assets (exclusive of collateral held for purposes of securities lending) in the Component Securities that are specified for the long positions in its Underlying Index. For example, and assuming that $1 represents 1% of a 130/30 Fund’s total assets, the Fund would take at least $80 (i.e., 80%) and invest it directly in Component Securities representing the long positions of its Underlying Index. The remaining $20 could be invested in such Component Securities, cash equivalents or other securities. The 130/30 Fund would then enter into financial instruments to replicate the remaining 50% long and 30% short positions as dictated by its Underlying Index. The liquid assets in the 130/30 Fund would collateralize those derivative positions consistent with the requirements of, and SEC staff positions regarding, Section 18(f) of the 1940 Act.

The creation and redemption process for the 130/30 Funds will be the same as for the existing Leveraged Funds in that ETS will generally be purchased and redeemed for a basket of in-kind securities and cash, or solely cash. The 130/30 Funds’ prospectus will disclose that a creation unit can be purchased with and redeemed for either: i) in-kind securities and cash; or ii)

solely cash. The Advisor generally permits the Authorized Participant to choose whether to create or redeem an all cash creation or a combination of in-kind securities and cash. The Adviser may permit only one method, however, if in its sole discretion it believes that the alternative method of creation or redemption would be, or potentially would be, harmful to shareholders or the Fund (e.g., adverse tax consequences). There will be no short positions in the Deposit Basket or Redemption List for 130/30 Funds. Similar to existing Leveraged and Inverse ETFs, the IIV file and the holdings file publicly available on the Funds’ website will include Deposit Basket information as well as information relating to derivative positions such that the intraday value of a 130/30 Fund can accurately be calculated. The investment characteristics of the derivative positions used to achieve the 30% short exposure and the remaining long exposure not held directly in Component Securities will be described in sufficient detail for market participants to understand the principal investment strategies of the 130/30 Funds and to permit informed trading of such Funds’ ETS.

4.	Leveraged Funds and Inverse Funds

As stated above, Applicants seek to amend the Prior Order in order to permit Leveraged Funds to seek a specified multiple of the performance of, and Inverse Funds to seek a specified multiple of the inverse performance of, an underlying securities index without being limited to multiples of 125%, 150% or 200%, up to a multiple of 300%. Applicants believe that such relief for Leveraged and Inverse Funds would, as compared to the relief afforded by the Prior Order, provide investors and financial professionals with greater opportunity to experience “leveraged” investment results as well as an increased ability to manage their exposure to market risk on a low-cost basis. Applicants also note that the Commission has granted similar relief to other ETFs.8

[8]	See in the Matter of Rafferty Asset Management, LLC et. al. ICA Rel. Nos. 28379 (Sept. 12, 2008)(notice) and 28434 (Oct. 6, 2008)(order).

5.	Leveraged Funds

The Prior Applications provided that each Leveraged Fund would hold 85% to 100% of its total assets in the Component Securities. As stated above, Applicants now wish to amend the Prior Applications to provide each Leveraged Fund with flexibility to determine what percentage, if any, of its total assets to be invested in the Component Securities. Each Leveraged Fund will hold Money Market Instruments and Financial Instruments in percentage levels consistent with the requirements of the Act, rules and regulations promulgated thereunder and Commission staff positions relating thereto. Applicants believe that this additional flexibility will be useful in managing each Leveraged Fund’s Portfolio assets because it will provide each such Fund with a broader range of potentially cost-effective measures for gaining the stated exposure to its Underlying Index.

6.	Deletion of Relief in the Prior Order from Section 24(d) under the Act and Changes to Disclosure Requirements

As stated above, Applicants seek to amend the Prior Order to delete the relief granted to Applicants from Section 24(d) of the Act. Applicants believe that the deletion of the exemption from Section 24(d) that was granted in the Prior Order is warranted because the adoption of the summary prospectus under Investment Company Act Release No. 28584 (Jan. 13, 2009) (the “Summary Prospectus Rule”) should supplant any need by a Fund to use a Product Description. Applicants also note that, to date, no Fund has utilized a Product Description. The deletion of the relief granted with respect to Section 24(d) of the Act from the Prior Order will also result in the deletion of related discussions in the Prior Applications, revision of the Prior Applications to delete references to the Product Descriptions including the conditions, and the deletion of condition 5 in the Prior Applications.

Applicants also seek to amend the terms and conditions of the Prior Applications to provide that all representations and conditions contained in the Prior Applications and the current Application that require a Fund to disclose particular information in the Fund’s Prospectus and/or annual report shall remain effective with respect to the Fund until the time the Fund complies with the disclosure requirements adopted by the Commission in the Summary Prospectus Rule. Applicants believe that the proposal to supersede the representations and conditions requiring certain disclosures contained in the Prior Applications and the current Application is warranted because the Commission’s amendments to Form N-1A with regard to exchange-traded funds as part of the Summary Prospectus Rule reflect the Commission’s view with respect to the appropriate types of prospectus and annual report disclosures for an exchange-traded fund.

B.	New Funds

As stated above, the Trust intends to issue, register and offer ETS of the Additional Funds listed in Item 5 of Appendix A. Except as modified by or noted in this Application, the Advisor intends to manage and operate the New Funds in the same manner as, and subject to the same representations made with respect to, the Initial Funds that were the subject of the Prior Order.

1.	Foreign Equity Funds - Depositary Receipts

Any Matching Fund that is a Foreign Equity Fund will invest at least 80% of its total assets in the Component Securities of its Underlying Index and Depositary Receipts representing such Component Securities.9 Applicants intend that such change will provide greater portfolio management flexibility with respect to Foreign Equity Funds that intend to hold Equity

[9]	The term “Depositary Receipts” refers to Global Depositary Receipts (“GDRs”), Euro Depositary Receipts (“EDRs”), American Depositary Receipts (“ADRs”) and New York Shares (“NYSs”). The Depositary Receipts held by a Fund will typically be ADRs, but may include GDRs, EDRs and NYSs.

Securities, if any. Each such Foreign Equity Fund may be invested in Component Securities (whether listed on a foreign or U.S. exchange) and/or Depositary Receipts representing such Component Securities, as well as in Financial Instruments and Money Market Instruments. Applicants anticipate that each such Foreign Equity Fund may invest a significant portion, if not all, of its assets in Depositary Receipts representing the Component Securities of its relevant Underlying Index. Depositary Receipts are typically issued by a financial institution (“depository”) and evidence ownership interests in a security or a pool of securities (“underlying securities”) that have been deposited with the depository.10 Any Depositary Receipts held by any Foreign Equity Fund will be negotiable securities that represent ownership of a non-U.S. company’s publicly traded stock. Any Depositary Receipts held by any Foreign Equity Fund will be listed on an Exchange or a foreign exchange. Applicants believe that, in certain cases, holding one or more Depositary Receipts rather than the actual Component Securities, will improve the liquidity, tradability and settlement of then-current Deposit Basket of a Foreign Equity Fund (thereby improving the efficiency of the creation and redemption process and facilitating efficient arbitrage activity), while at the same time permitting such Foreign Equity Fund to maintain direct exposure to Component Securities.

No Foreign Equity Fund will invest in any unlisted Depositary Receipts or any listed Depositary Receipts that the Advisor deems to be illiquid or for which pricing information is not readily available. A Foreign Equity Fund will only invest in sponsored Depositary

[10]	With respect to ADRs, the depository is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. With respect to other Depositary Receipts, the depository may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. No affiliated persons of Applicants or any subadviser to the Funds will serve as the depository for any Depositary Receipts held by a Foreign Equity Fund.

Receipts, except for certain listed ADRs that remain unsponsored.11 Generally, a Foreign Equity Fund would only hold Depositary Receipts in situations where the Advisor believes that holding the Depositary Receipt, rather than the actual underlying foreign equity security, would benefit such Fund. This situation could occur where an investment in a Depositary Receipt offers greater liquidity or would otherwise improve the liquidity, tradability or settlement of the then - current Deposit Basket for a Foreign Equity Fund. For example, in some cases, a Depositary Receipt may provide more liquidity than its corresponding underlying security because the demand for the Depositary Receipt is higher, creating a more active and liquid market for the Depositary Receipt. Also, in certain countries, local market regulations may place restrictions on the transfer of local securities that serve to prohibit the in-kind delivery and receipt of local securities as part of the creation and redemption process. In addition, in situations where a Foreign Equity Fund invests in securities of multiple countries, the use of Depositary Receipts, particularly ADRs, can reduce the expense and difficulty of assembling a Deposit Basket upon creation, and of disposing of Portfolio Securities on its current Redemption List. In addition, since Depositary Receipts may trade in more developed countries with more efficient custodial, clearance and settlement mechanisms than the underlying securities they represent, the use of Depositary Receipts should, in certain instances, reduce trading, settlement and other costs experienced by a Foreign Equity Fund. For example, it may be less expensive to trade and settle a transaction in GDRs traded in London than it would be to trade and settle the corresponding local securities in Tokyo or Copenhagen. In each of the above examples, the use of Depositary

[11]	Applicants understand that, since 1984, all listed ADRs are required to be sponsored. Applicants also understand that a few listed, but unsponsored, ADRs that existed prior to the 1984 requirement have been “grandfathered.” Applicants do not believe that these unsponsored listed ADRs pose any special pricing or liquidity issues. Thus, although the Applicants have no present intention for a Foreign Equity Fund to invest in these unsponsored listed ADRs, Applicants seek to reserve the ability for a Foreign Equity Fund to hold these unsponsored listed ADRs in those situations where the use of these ADRs would otherwise benefit the Foreign Equity Fund.

Receipts potentially decreases the cost of trading and settling securities included in the Deposit Basket upon creation of Creation Unit Aggregations or on the current Redemption List upon redemption of Creation Unit Aggregations. This should improve efficiency of the creation and redemption process and facilitate efficient arbitrage activity.

Applicants note that factors such as supply and demand and differences between the market-trading hours of the exchanges on which Depositary Receipts and underlying securities trade may cause Depositary Receipts to trade at premiums or discounts to the trading price of the underlying securities they represent. To the extent a Foreign Equity Fund is invested in Depositary Receipts and its respective Underlying Index contains local securities, any premium or discount between the price of the underlying security and the corresponding Depositary Receipt creates the potential for tracking error between such Foreign Equity Fund and its respective Underlying Index.12 It is, however, the Advisor’s belief that while such differences in price are commonly characterized as premiums and discounts, the use of these securities is generally beneficial for U.S.-traded ETS as the prices of U.S.-traded Depositary Receipts are being market priced during U.S. hours and thus incorporate information that has impacted the fair market price of such securities since the close of the local foreign markets.

Applicants do not believe the potential for premiums and discounts between the price of Depositary Receipts and corresponding underlying securities will have any material negative impact on the efficiency of the creation/redemption process because market participants have access to both the prices of the Depositary Receipts and the prices of the corresponding underlying securities. Applicants believe the pricing transparency for listed Depositary Receipts will be substantially equivalent to, or better than, the pricing transparency of the corresponding

[12]	The value of an Underlying Index will reflect the value of its Component Securities, rather than the value of any Depositary Receipt representing a Component Security.

underlying securities, since both are traded and priced intra-day on securities exchanges and markets. Each Foreign Equity Fund will be transparent and will publish each Business Day a list of the securities in the current Deposit Basket and the Redemption List (including any Depositary Receipts). The intra-day values of the Deposit Basket for each Foreign Equity Fund will be updated throughout the day. Authorized Participants that wish to create or redeem will have equal access to this information. Applicants therefore expect that each Foreign Equity Fund’s investment in Depositary Receipts will not have any material negative impact on the arbitrage efficiency of such Funds. Further, Applicants believe that there would be no significant differences in the pricing and pricing transparency of Depositary Receipts held by a Foreign Equity Fund and that of equity securities held by other ETFs that do not invest in Depositary Receipts. Finally, the Applicants do not anticipate any liquidity issues with respect to any Foreign Equity Fund’s use of Depositary Receipts because such Funds will not use Depositary Receipts unless they are liquid enough to facilitate efficient creations and redemptions and the Advisor believes that the use of Depositary Receipts would otherwise benefit such Foreign Equity Fund.

2.	Debt Funds

The investment objective of each Debt Fund will be to provide investment results that correspond to (or seek a specified multiple of the performance of, the inverse performance of or a multiple of the inverse performance of), before fees and expenses, to the price and yield performance of the relevant Underlying Index.

The Advisor will utilize some variety of “passive” or indexing investment approach in managing each such Fund. This investment approach attempts to approximate the investment performance of the relevant Underlying Index through quantitative analytical procedures. In seeking a Debt Fund’s investment objective (whether a Leveraged, Inverse or Matching Fund), the Advisor may fully replicate a Debt Fund’s Underlying Index or use a “sampling” strategy to track each Debt Fund’s respective Underlying Index. A Debt Fund that is a Matching Fund which utilizes a representative sampling strategy will hold a basket of Component Securities, but it may not hold all of the Component Securities (as compared to Funds that use a replication strategy which invest in substantially all of the Component Securities in the same approximate proportions as in the Underlying Index). This sampling strategy is similar to that currently employed by the Advisor to manage certain Initial Funds.

In employing this sampling strategy, the Advisor will attempt to match the risk and return characteristic of a Debt Fund’s portfolio to the risk and return characteristic of the Underlying Index. For each Debt Fund, the Advisor will subdivide each Underlying Index into small categories of securities with similar features and characteristics. The Advisor generally divides the Underlying Index into parameters that determine a particular bond’s risk and expected return: e.g., duration, sector, credit rating, coupon and the presence of any embedded options. After each security in the Underlying Index is assigned to a subcategory, the Advisor will construct the Debt Fund’s portfolio by selecting representative bonds from each subcategory. The representative sample of bonds chosen from each subcategory is intended to closely correlate to the duration, sector, credit rating, coupon and option characteristics of the Underlying Index as a whole. The Advisor may include or exclude certain bonds or bond futures contracts in the Underlying Index to create more tradable portfolio and improve arbitrage opportunities.13

[13]	Each of the Underlying Indexes may include component bonds with embedded options. However, the bonds in each Underlying Index should be readily tradable on the market because each Underlying Index contains U.S. Treasury and agency securities and/or liquid corporate and non-corporate bonds. To the extent a particular bond is less liquid than another bond with similar characteristics, the Advisor’s sampling techniques should permit the Advisor to replace the less liquid bond with a more liquid bond. For these reasons, the Applicants do not believe bonds with embedded options in the Underlying Indices or in securities on the Deposit List will have a material impact on the creation or redemption process, or the efficiency of the arbitrage mechanism for the Debt Funds.

Applicants expect that each Debt Fund will use a sampling technique to track its Underlying Index because it would be very expensive to buy and sell all of the bonds held in certain indexes, and there are many potential benefits to the employment of a sampling strategy with respect to the Debt Funds. For example, the Advisor may identify and avoid bonds that are relatively expensive (i.e., bonds that trade at perceived higher prices or lower yields due to supply demand) but have substantially similar relative risk, value, duration and other characteristics as bonds that are less expensive. In addition, the use of sampling techniques permits the Advisor to exclude bonds that it believes will soon be deleted from the Underlying Index, thereby saving future transaction costs. The Advisor may avoid holding bonds it deems less liquid than other bonds with similar characteristics, which may facilitate the creation of a more tradable portfolio. Lastly, the Advisor can develop a basket of Component Securities that is easier to construct and cheaper to trade, thereby potentially improving arbitrage opportunities.

The use of sampling strategies may prevent a Debt Fund from tracking its Underlying Index with the same degree of accuracy as a Fund that invested in every Component Security of the Underlying Index with the same weighting as the Underlying Index. However, the Applicants anticipate that, over time, the Advisor will be able to manage the Debt Funds such that the expected tracking error of a Debt Fund relative to the performance of its Underlying Index will be less than 5% (annualized for Matching Funds and daily for Leveraged Funds and Inverse Funds). As necessary, adjustments will be made in the portfolio of each Debt Fund in accordance with changes in the composition of each Underlying Index.

The Trust intends to substitute a cash-in-lieu amount to replace any Deposit Security or Portfolio Security of a Debt Fund that is a “to-be-announced transaction” or “TBA Transaction.” A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Portfolio Security.14

C.	Section 22(e) of the Act

The Applicants also seek an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the Act provides that:

“No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except –

(1)	for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2)	for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practical or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)	for such other periods as the Commission may by order permit for the protection of security holders of the company.”

Settlement of redemptions for Foreign Equity Funds would be contingent not only on the settlement cycle of the U. S. market, but also on the delivery cycles in local markets for underlying foreign securities held by the Foreign Equity Funds. Applicants have been advised

[14]	Applicants expect that a cash-in-lieu amount would replace any TBA Transaction that is listed as a Deposit Security or Portfolio Security of any Debt Fund.

that the delivery cycles currently practicable for transferring Portfolio Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven days for Foreign Equity Funds, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Equity Funds, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven days following the tender of a Creation Unit Aggregation of such Funds. Applicants request that relief be granted such that each of the Foreign Equity Funds holding Portfolio Securities which require a delivery process in excess of seven calendar days, up to 14 calendar days, may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Securities of each such Foreign Equity Fund customarily clear and settle.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed 14 calendar days for each of the Foreign Equity Funds requiring exemptive relief from the provisions of Section 22(e). Of course, it is possible that the proclamation of new or special holidays,15 the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours16), the elimination of existing holidays or changes

[15]	Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. See, for example, the following recent examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.
[16]	A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

in local securities delivery practices,17 could affect the information set forth herein at some time in the future. The Fund’s Prospectus and/or SAI will identify those instances in a given year where, due to local holidays, more than seven days will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to 14 calendar days, needed to deliver the proceeds for each Foreign Equity Fund relying on relief from Section 22(e).

Except as set forth herein or as disclosed in the Prospectus, and/or SAI for any Foreign Equity Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Equity Fund relating to those countries or regions are expected to be made within seven days.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Unit Aggregations of any Foreign Equity Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of Section 22(e). The Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection. Thus, Applicants believe that the requested relief will not lead to the problems that Section 22(e) was designed to prevent.

[17]	Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

To the extent that any Foreign Equity Fund intends to hold foreign equity securities comprising its Underlying Index as Portfolio Securities, Applicants desire to incorporate the creation and redemption mechanism for Creation Unit Aggregations as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for such Portfolio Securities of such Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Unit Aggregations beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Unit Aggregations less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the ETS in the secondary market with benefits to all holders thereof. Again, to the extent a Foreign Equity Fund holds foreign equity securities as Portfolio Securities, Applicants intend to utilize in-kind redemptions to the extent possible principally as a method of assuring the full investment of Fund assets in Portfolio Securities (although cash redemptions, subject to a somewhat higher redemption transaction fee, are expected to be available or required in respect of certain Funds). Applicants are not seeking relief from section 22(e) with respect to Foreign Equity Funds that do not effect creations and redemptions of Creation Unit Aggregations in-kind.

If the requested relief from Section 22(e) is granted, Applicants intend to disclose in a Foreign Equity Fund’s SAI that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

Applicants note that the request for exemptive relief from Section 22(e) is substantially identical to the relief sought by certain other open-end management companies.

On the basis of the foregoing, Applicants believe that (i) the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Unit Aggregations and (ii) the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

D.	Future Relief

Applicants may offer Future Funds that use different securities indices as Underlying Indices. The Prior Order is currently subject to a condition (“Condition 1”) that does not permit the Trust to offer additional series based on an Underlying Index that has not been identified in the Prior Applications unless Applicants request and receive with respect to such additional series, either exemptive relief from the Commission or a no-action letter from the Division of Investment Management of the Commission.18

Applicants request that the Prior Order be amended to delete Condition 1. The Amended Order would permit Future Funds to be introduced without the need to request and receive

[18]	Condition 1 of the Prior Order currently states: “Applicants will not register a series of the Trust not identified herein by means of filing a post-effective amendment to the Trust’s registration statement or by any other means, unless Applicants have requested and received with respect to such series, either (a) exemptive relief from the Commission, or (b) a no-action letter from the Division of Investment Management of the Commission.”

specific relief from the Commission or the Division of Investment Management of the Commission, provided that (i) the Future Funds are advised by the Advisor or an entity controlled by or under common control with the Advisor; (ii) the Future Funds use Underlying Indices for which the Underlying Index Provider is not an affiliated person, as defined in section 2(a)(3) of the Act or an affiliated person of an affiliated person, of the Trust, a Fund, a promoter, the Advisor, any sub-adviser to a Fund, or the Funds’ distributor and (iii) such Future Funds comply with the terms of the Prior Order, as amended by this Application.

Applicants believe that this modification of the prospective relief available under the Prior Order would be consistent with sections 6(c) and 17(b) of the Act. Applicants believe that granting the requested relief will facilitate the timely and efficient creation of Future Funds and the commencement of secondary market trading of such Future Funds by removing the need to seek additional exemptive relief. Applicants submit that the terms and conditions of the Prior Order were and are appropriate for the Initial and Additional Funds and would be appropriate for Future Funds.

IV.	Express Conditions to this Application

Applicants agree that any amended order of the Commission granting the requested relief will be subject to the following conditions:19

1.	The Prospectus will clearly disclose that, for the purposes of the Act, ETS are issued by the Funds and that the acquisition of ETS by investment companies is subject to the restrictions of Section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered

[19]	All representations and conditions contained in this Application and the Prior Applications that require a Fund to disclose particular information in the Fund’s prospectus and/or annual report shall remain effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

investment companies to invest in a Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an agreement with the Fund regarding the terms of the investment.

2.	As long as the Trust operates in reliance on the requested order, the ETS will be listed on an Exchange.

3.	Neither the Trust nor any Fund will be advertised or marketed as an open-end fund or mutual fund. The Prospectus will prominently disclose that ETS are not individually redeemable shares and will disclose that the owners of the ETS may acquire those ETS from the Trust and tender those ETS for redemption to the Trust in Creation Unit Aggregations only. Any advertising material that describes the purchase or sale of Creation Unit Aggregations or refers to redeemability will prominently disclose that ETS are not individually redeemable and that owners of ETS may acquire those ETS from the Trust and tender those ETS for redemption to the Trust in Creation Unit Aggregations only.

4.	The web site for the Trust, which will be publicly accessible at no charge, will contain the following information, on a per ETS basis, for each Fund: (a) the prior Business Day’s NAV and the reported closing price, and a calculation of the premium or discount of such price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily closing price against the NAV, within appropriate ranges, for each of the four previous calendar quarters (or the life of the Fund, if shorter).

5.	The Prospectus and annual report for each Fund will also include: (a) the information listed in condition 4(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable), and (ii) in the case of the annual report, for the immediately preceding five years (or the life of the Fund, if shorter); and (b) the following data, calculated on a per ETS basis for one, five, and ten year periods (or life of the Fund, if shorter), (i) the cumulative total return and the average annual total return based on NAV and closing price, and (ii) the cumulative total return of the relevant Underlying Index.

V.	Names and Addresses

The following are the names and addresses of the Applicants:

A.	ProShares Trust

c/o ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000 – East Tower

Bethesda, MD 20814

B.	ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000 – East Tower

Bethesda, MD 20814

All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Louis Mayberg is authorized to sign and file this document on behalf of the Trust pursuant to the general authority vested in him as President.

ProShares Trust

By:	/s/ Louis M. Mayberg
Name: Title:	Louis M. Mayberg President

Dated: April 14, 2009

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Michael Sapir is authorized to sign and file this document on behalf of the Advisor pursuant to the general authority vested in him as Chief Executive Officer.

ProShare Advisors LLC

By:	Michael L. Sapir
Name:	Michael L. Sapir
Title:	Chief Executive Officer

Dated: April 14, 2009

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order, dated as of April 14, 2009 for and on behalf of the Trust; that he is the President of such Trust; and that all actions taken by the trustees and other persons necessary to authorize deponent to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Louis M. Mayberg
Name: Louis M. Mayberg
Title: President

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order, dated as of April 14, 2009 for and on behalf of the Advisor; that he is the Chief Executive Officer of the Advisor; and that all actions necessary to authorize deponent to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael L. Sapir
Name: Michael L. Sapir
Title: Chief Executive Officer

APPENDIX A – Funds and Their Underlying Indices

Item 1. Initial Funds and their Underlying Indices

The Trust was organized as a Delaware statutory trust on May 29, 2002 and currently issues several separate Funds. Applicants have received relief with respect to the following Funds and their Underlying Indices, listed below, in the Prior Order.

Individual Funds seek to provide daily investment results, before fees and expenses, that (i) match (100%), (ii) increase one and one quarter times (125%), (iii) increase one and one half times (150%), (iv) double (200%), (v) match (100%) the inverse (opposite), (vi) increase one and one quarter times (125%) the inverse (opposite), (vii) increase one and one half times (150%) the inverse (opposite) or (viii) double (200%) the inverse (opposite) in each case of the daily performance of the following indices:

1.	S&P 500® Index
2.	Dow Jones Industrial Average
3.	S&P MidCap 400 Index
4.	Russell 2000® Index
5.	S&P Small Cap 600 Index
6.	NASDAQ-100 Index®
7.	NASDAQ Composite Index
8.	S&P 500/Citigroup Value Index[20]
9.	S&P 500/Citigroup Growth Index
10.	S&P MidCap 400/Citigroup Value Index
11.	S&P MidCap 400/Citigroup Growth Index
12.	S&P SmallCap 600/Citigroup Value Index
13.	S&P SmallCap 600/Citigroup Growth Index
14.	Dow Jones U.S. Airlines Index
15.	Dow Jones U.S. Banks Index
16.	Dow Jones U.S. Basic Materials Sector Index
17.	Dow Jones U.S. Biotechnology Index
18.	Dow Jones U.S. Composite Internet Index
19.	Dow Jones U.S. Consumer Services Index
20.	Dow Jones U.S. Consumer Goods Index
21.	Dow Jones U.S. Oil & Gas Index
22.	Dow Jones U.S. Financials Index

23.	Dow Jones U.S. Health Care Index
24.	Dow Jones U.S. Industrials Index
25.	Dow Jones U.S. Leisure Goods Index

[20]	The Prior Order allowed the Trust to substitute (i) the Russell 1000 Value and Russell 1000 Growth Indices for the S&P500/Citigroup Value and S&P500/Citigroup Growth Indices, (ii) the Russell 2000 Value and Russell 2000 Growth Indices for the S&P SmallCap 600/Citigroup Value and S&P SmallCap 600/Citigroup Growth Indices; (iii) the Russell MidCap Value and Russell MidCap Growth Indices for the S&P MidCap 400/Citigroup Value and S&P MidCap 400/Growth Indices; and (iv) the various Dow Jones sector and industry Indices for the equivalent S&P sector and industry Indices.

26.	Dow Jones U.S. Oil Equipment, Services & Distribution Index
27.	Dow Jones U.S. Pharmaceuticals Index
28.	Dow Jones U.S. Precious Metals Index
29.	Dow Jones U.S. Real Estate Index
30.	Dow Jones U.S. Semiconductors Index
31.	Dow Jones U.S. Technology Index
32.	Dow Jones U.S. Telecommunications Index
33.	Dow Jones U.S. Utilities Index
34.	Dow Jones U.S. Mobile Communications Index

Item 2. List of Initial Funds Currently Offered:

The Trust has issued, and currently offers, twelve (12) of its Initial Funds, referred to herein as the First Funds, pursuant to the Prior Order:

1.	Ultra S&P500® ProShares
2.	Ultra QQQ® ProShares
3.	Ultra Dow30SM ProShares
4.	Ultra MidCap400 ProShares
5.	Short S&P500® ProShares
6.	Short QQQ® ProShares
7.	Short Dow30SM ProShares
8.	Short MidCap400 ProShares
9.	UltraShort S&P500® ProShares
10.	UltraShort QQQ® ProShares
11.	UltraShort Dow30SM ProShares
12.	UltraShort MidCap400 ProShares

Item 3. List of Underlying Indices for the Other Initial Funds

The Trust sought relief in the Prior Applications with respect to other Initial Funds based upon the Underlying Indices listed below.

1.	S&P 500 Energy Sector Index
2.	S&P 500 Materials Sector Index
3.	S&P 500 Industrials Sector Index
4.	S&P 500 Consumer Discretionary Sector Index
5.	S&P 500 Consumer Staples Sector Index
6.	S&P 500 Health Care Sector Index

7.	S&P 500 Financials Sector Index
8.	S&P 500 Information Technology Sector Index
9.	S&P 500 Telecommunications Services Sector Index
10.	S&P 500 Utilities Sector Index
11.	Russell 1000 Value Index
12.	Russell 1000 Growth Index

13.	Russell MidCap Value Index
14.	Russell MidCap Growth Index
15.	Russell 2000 Value Index
16.	Russell 2000 Growth Index
17.	Nasdaq Biotechnology Index
18.	Dow Jones Select Biotechnology Index
19.	Dow Jones Select Telecommunications Index
20.	MSCI Emerging Markets Index
21.	MSCI Japan Index
22.	MSCI EAFE Index
23.	FTSE/Xinhua China 25 Index
24.	Lehman Brothers 7-10 Year U.S. Treasury Index
25.	Lehman Brothers 20+ Year U.S. Treasury Index
26.	iBoxx $ Liquid Investment Grade Index
27.	iBoxx $ Liquid High Yield Index

Item 4. List of Other Initial Funds Currently Offered:

The Trust has issued (or may issue), and currently offers or may offer, sixty-five (67) separate series, pursuant to the Prior Order:

Ultra ProShares

1.	Ultra SmallCap600 ProShares
2.	Ultra Russell2000 ProShares
3.	UltraShort SmallCap600 ProShares
4.	UltraShort Russell2000 ProShares
5.	Ultra Basic Materials ProShares
6.	Ultra Consumer Goods ProShares
7.	Ultra Consumer Services ProShares
8.	Ultra Financials ProShares
9.	Ultra Health Care ProShares
10.	Ultra Industrials ProShares
11.	Ultra Oil & Gas ProShares
12.	Ultra Real Estate ProShares
13.	Ultra Semiconductors ProShares
14.	Ultra Technology ProShares

15.	Ultra Utilities ProShares
16.	Ultra Russell 1000 Value ProShares
17.	Ultra Russell 1000 Growth ProShares
18.	Ultra Russell MidCapTM Value ProShares
19.	Ultra Russell MidCapTM Growth ProShares
20.	Ultra Russell2000 Value ProShares
21.	Ultra Russell2000 Growth ProShares
22.	Ultra Nasdaq Biotechnology ProShares
23.	Ultra Dow Jones Select Biotechnology ProShares

24.	Ultra Dow Jones Select Telecommunications ProShares

Short ProShares

1.	Short SmallCap600 ProShares
2.	Short Russell2000 ProShares
3.	UltraShort Basic Materials ProShares
4.	UltraShort Consumer Goods ProShares
5.	UltraShort Consumer Services ProShares
6.	Short Financials ProShares
7.	UltraShort Financials ProShares
8.	UltraShort Health Care ProShares
9.	UltraShort Industrials ProShares
10.	Short Oil & Gas ProShares
11.	UltraShort Oil & Gas ProShares
12.	UltraShort Real Estate ProShares
13.	UltraShort Semiconductors ProShares
14.	UltraShort Technology ProShares
15.	UltraShort Utilities ProShares
16.	UltraShort Russell 1000 Value ProShares
17.	UltraShort Russell1000 Growth ProShares
18.	UltraShort Russell MidCapTM Value ProShares
19.	UltraShort Russell MidCapTM Growth ProShares
20.	UltraShort Russell2000 Value ProShares
21.	UltraShort Russell2000 Growth ProShares
22.	Short Nasdaq Biotechnology ProShares
23.	UltraShort Nasdaq Biotechnology ProShares
24.	Short Dow Jones Select Biotechnology ProShares
25.	UltraShort Dow Jones Select Biotechnology ProShares
26.	Short Telecommunications ProShares
27.	UltraShort Telecommunications ProShares
28.	Short MSCI Emerging Markets ProShares
29.	UltraShort MSCI Emerging Markets ProShares
30.	Short MSCI Japan ProShares
31.	UltraShort MSCI Japan ProShares
32.	Short MSCI EAFE ProShares
33.	UltraShort MSCI EAFE ProShares

34.	Short FTSE/China 25 ProShares
35.	UltraShort FTSE/China 25 ProShares
36.	Short Lehman 7-10 Year U.S. Treasury ProShares
37.	UltraShort Lehman 7-10 Year U.S. Treasury ProShares
38.	Short Lehman 20+ Year U.S. Treasury ProShares
39.	UltraShort Lehman 20+ Year U.S. Treasury ProShares
40.	Short iBoxx $ Liquid Investment Grade ProShares
41.	UltraShort iBoxx $ Liquid Investment Grade ProShares
42.	Short iBoxx $ Liquid High Yield ProShares
43.	UltraShort iBoxx $ Liquid High Yield ProShares

Item 5. List of Additional Funds and Their Underlying Indices:

By means of this Application, Applicants seek relief with respect to Additional Funds and their respective Underlying Indices as listed below.

A.	Additional Matching, Leveraged and Inverse Domestic Equity Funds

1.	Ultra DJ Wilshire Total Market ProShares
2.	UltraShort DJ Wilshire Total Market ProShares
3.	Short DJ Wilshire Total Market ProShares
4.	Ultra Russell 1000 ProShares
5.	UltraShort Russell 1000 ProShares
6.	Short Russell 1000 ProShares
7.	Ultra Russell 3000 ProShares
8.	UltraShort Russell 3000 ProShares
9.	Short Russell 3000 ProShares
10.	Ultra Russell 3000 Value ProShares
11.	UltraShort Russell 3000 Value ProShares
12.	Short Russell 3000 Value ProShares
13.	Ultra Russell 3000 Growth ProShares
14.	UltraShort Russell 3000 Growth ProShares
15.	Short Russell 3000 Growth ProShares
16.	Ultra NASDAQ Biotechnology Equal-Weighted ProShares
17.	UltraShort NASDAQ Biotechnology Equal-Weighted ProShares
18.	Short NASDAQ Biotechnology Equal-Weighted ProShares
19.	Ultra NASDAQ Clean Edge U.S. Liquid Series ProShares
20.	UltraShort NASDAQ Clean Edge U.S. Liquid Series ProShares
21.	Short NASDAQ Clean Edge U.S. Liquid Series ProShares
22.	Ultra NASDAQ-100 Equal Weighted ProShares
23.	UltraShort NASDAQ-100 Equal Weighted ProShares
24.	Short NASDAQ-100 Equal Weighted ProShares
25.	ProShares Credit Suisse 130/30 ETF

B.	Additional Matching, Leveraged and Inverse Foreign Funds

1.	Ultra MSCI EAFE ProShares
2.	Ultra MSCI EAFE Value ProShares
3.	UltraShort MSCI EAFE Value ProShares
4.	Short MSCI EAFE Value ProShares
5.	Ultra MSCI EAFE Growth ProShares
6.	UltraShort MSCI EAFE Growth ProShares
7.	Short MSCI EAFE Growth ProShares
8.	Ultra MSCI Emerging Markets ProShares
9.	Ultra MSCI Japan ProShares
10.	Ultra MSCI Pacific ex-Japan ProShares
11.	UltraShort MSCI Pacific ex-Japan ProShares

12.	Short MSCI Pacific ex-Japan ProShares
13.	Ultra MSCI Australia ProShares
14.	UltraShort MSCI Australia ProShares
15.	Short MSCI Australia ProShares
16.	Ultra MSCI Malaysia ProShares
17.	UltraShort MSCI Malaysia ProShares
18.	Short MSCI Malaysia ProShares
19.	Ultra MSCI Singapore ProShares
20.	UltraShort MSCI Singapore ProShares
21.	Short MSCI Singapore ProShares
22.	Ultra MSCI Europe ProShares
23.	UltraShort MSCI Europe ProShares
24.	Short MSCI Europe ProShares
25.	Ultra S&P Europe 350 ProShares
26.	UltraShort S&P Europe 350 ProShares
27.	Short S&P Europe 350 ProShares
28.	Ultra Russell/Nomura Prime Japan ProShares
29.	UltraShort Russell/Nomura Prime Japan ProShares
30.	Short Russell/Nomura Prime Japan ProShares
31.	Ultra Nikkei 225 Stock Average ProShares
32.	UltraShort Nikkei 225 Stock Average ProShares
33.	Short Nikkei 225 Stock Average ProShares
34.	Ultra FTSE/Xinhua China 25 ProShares
35.	Ultra BONY Emerging Markets 50 ADR ProShares
36.	UltraShort BONY Emerging Markets 50 ADR ProShares
37.	Short BONY Emerging Markets 50 ADR ProShares
38.	Ultra BONY Developed Markets 100 ADR ProShares
39.	UltraShort BONY Developed Markets 100 ADR ProShares
40.	Short BONY Developed Markets 100 ADR ProShares
41.	Ultra BONY Japan ADR ProShares
42.	UltraShort BONY Japan ADR ProShares
43.	Short BONY Japan ADR ProShares
44.	Ultra BONY China ADR ProShares
45.	UltraShort BONY China ADR ProShares
46.	Short BONY China ADR ProShares
47.	Ultra MSCI Brazil ProShares
48.	UltraShort MSCI Brazil ProShares
49.	Short MSCI Brazil ProShares
50.	Ultra MSCI Taiwan ProShares
51.	UltraShort MSCI Taiwan ProShares
52.	Short MSCI Taiwan ProShares
53.	Ultra MSCI South Korea ProShares
54.	UltraShort MSCI South Korea ProShares
55.	Short MSCI South Korea ProShares
56.	Ultra MSCI BRIC ProShares
57.	UltraShort MSCI BRIC ProShares
58.	Short MSCI BRIC ProShares
59.	Ultra MSCI Latin America ProShares

60.	UltraShort MSCI Latin America ProShares
61.	Short MSCI Latin America ProShares
62.	MSCI Latin America ProShares

C.	Additional Leveraged and Inverse Debt Funds

1.	Ultra Lehman US Aggregate ProShares
2.	UltraShort Lehman US Aggregate ProShares
3.	Short Lehman US Aggregate ProShares
4.	Ultra Lehman 7-10 Year Treasury ProShares
5.	Ultra Lehman 20+ Year Treasury ProShares
6.	Ultra iBoxx Liquid $ Investment ProShares
7.	Ultra iBoxx Liquid $ High Yield ProShares

D.	Underlying Indices

1.	DJ Wilshire Total Market Index
2.	Russell 1000 Index
3.	Russell 3000 Index
4.	Russell 3000 Value Index
5.	Russell 3000 Growth Index
6.	MSCI EAFE Index
7.	MSCI EAFE Value Index
8.	MSCI EAFE Growth Index
9.	MSCI Emerging Markets Index
10.	MSCI Japan Index
11.	MSCI Pacific Free ex-Japan Index
12.	MSCI Australia Index
13.	MSCI Malaysia Index
14.	MSCI Singapore Index
15.	MSCI Europe Index
16.	S&P Europe 350 Index
17.	Russell/Nomura Prime Japan Index
18.	Nikkei 255 Stock Average
19.	FTSE/Xinhua China 25 Index
20.	BONY Emerging Markets 50 ADR Index
21.	BONY Developed Markets 100 ADR Index
22.	BONY Japan Index
23.	BONY China Index
24.	Lehman US Aggregate Index
25.	Lehman 7 - 10 Year Treasury Index
26.	Lehman 20+ Year Treasury Index
27.	iBoxx Liquid $ Investment Grade Index
28.	iBoxx Liquid $ High Yield Index
29.	NASDAQ Biotechnology Equal-Weighted Index
30.	NASDAQ Clean Edge U.S. Liquid Series Index
31.	NASDAQ-100 Equal Weighted Index
32.	MSCI Brazil Index

33.	MSCI Taiwan Index
34.	MSCI South Korea Index
35.	MSCI BRIC Index
36.	MSCI Latin America Index
37.	Credit Suisse 130/30 Large Cap Index

Item 6. Descriptions of the Underlying Indices not otherwise described in the Prior Applications

1.	MSCI EAFE Growth Index

The Index generally represents approximately 50% of the free float-adjusted market capitalization of the MSCI EAFE INDEX and consists of those securities classified by MSCI as most representing the growth style.

2.	MSCI EAFE Value Index

The index generally represents approximately 50% of the free float-adjusted market capitalization of the MSCI EAFE Index and consists of those securities classified by MSCI as most representing the value style.

3.	MSCI Pacific ex-Japan Index

The Index seeks to measure the performance of the Australian, Hong Kong, New Zealand, and Singapore equity markets. It is a capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization.

4.	Russell Nomura PRIME Japan Index

The Russell/Nomura PRIME Index is a float-adjusted market capitalization weighted index, made up of the 1,000 largest stocks in the Russell/Nomura Total Market Index.

5.	Nikkei 225 Stock Average

The Nikkei 225 Stock Average is a price-weighted index of 225 large, actively traded Japanese stocks traded on the Tokyo Stock Exchange. The Index is computed and distributed by the Nihon Keizai Shimbun.

6.	MSCI Europe Index

The MSCI Europe Index is made up of common stocks of companies located in European countries—mostly companies in the United Kingdom, France, Switzerland, and Germany. Other countries represented in the Index include Austria, Belgium, Denmark, Finland, Greece, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, and Sweden.

7.	S&P Europe 350 Index

The index measures the performance of stocks in continental Europe and the United Kingdom. The market capitalization of constituent companies is adjusted to reflect only those stocks available to foreign Investors.

8.	MSCI Australia Index

The index seeks to measure the performance of the Australian equity market. It is a capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization.

9.	MSCI Singapore Index

The Index seeks to measure the performance of the Singaporean equity market. It is a capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization.

10.	MSCI Malaysia Index

The index seeks to measure the performance of the Malaysian equity market. It is a capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization.

11.	Lehman Brothers U.S. Aggregate Index

The Index provides a measure of the performance of the U.S. investment grade bonds market, which includes investment grade U.S. Government bonds, investment grade corporate bonds, mortgage pass-through securities and asset-backed securities that are publicly offered for sale in the United States.

12.	NASDAQ Biotechnology Equal-Weighted Index

The NASDAQ Biotechnology Equal Weighted Index is an equal weighted index based on the top 100 securities (by market value) of the NASDAQ Biotechnology Index. The NASDAQ Biotechnology Index contains securities of NASDAQ-listed companies that are classified according to the Industry Classification Benchmark as either Biotechnology or Pharmaceuticals, and which also meet other eligibility criteria. Each of the securities is initially set at a weight of 1.00% of the Index which is rebalanced quarterly.

13.	NASDAQ Clean Edge U.S. Liquid Series Index

The NASDAQ Clean Edge U.S. Liquid Series Index is a modified market capitalization weighted index designed to track the performance of companies that are primarily manufacturers, developers, distributors and/or installers of clean energy technologies, as defined by Clean Edge.

14.	NASDAQ-100 Equal Weighted Index

The NASDAQ-100 Equal Weighted Index is the equal weighted version of the NASDAQ-100 Index which includes 100 of the largest non-financial securities listed on The NASDAQ Stock Market based on market capitalization. The Index contains the same securities as the NASDAQ-100 Index, but each of the securities is initially set at a weight of 1.00% of the Index which is rebalanced quarterly.

15.	MSCI Brazil Index

The MSCI Brazil Index is managed by Morgan Stanley Capital International Inc. It is a capitalization-weighted, float-adjusted index designed to provide investment results that correspond to the Brazilian equity market. Constituent companies must meet certain criteria for inclusion in the index.

16.	MSCI Taiwan Index

The MSCI Taiwan Index is managed by Morgan Stanley Capital International Inc. It is a capitalization-weighted, float-adjusted index designed to provide investment results that correspond to the Taiwanese equity market. Constituent companies must meet certain criteria for inclusion in the index.

17.	MSCI South Korea Index

The MSCI South Korea Index is managed by Morgan Stanley Capital International Inc. It is a capitalization-weighted, float-adjusted index designed to provide investment results that correspond to the South Korean equity market. Constituent companies must meet certain criteria for inclusion in the index.

18.	MSCI Latin America Index

The MSCI Latin America Index is managed by Morgan Stanley Capital International Inc. It is a capitalization-weighted, float-adjusted index designed to provide investment results that correspond to the equity markets of Latin America, including Argentina, Brazil, Chile, Colombia, Mexico, and Peru. Constituent companies must meet certain criteria for inclusion in the index.

19.	MSCI BRIC Index

The MSCI BRIC Index is managed by Morgan Stanley Capital International Inc. It is a capitalization-weighted, float-adjusted index designed to provide investment results that correspond to the equity markets of Brazil, Russia, India, and China. Constituent companies must meet certain criteria for inclusion in the index.

20.	Credit Suisse 130/30 Large Cap Index

The Credit Suisse 130/30 Large Cap Index was developed by Credit Suisse Securities (USA) LLC and its affiliates in collaboration with AlphaSimplex Group, LLC. The Index is designed to measure the performance of an objective, factor-based, investment strategy that establishes long and short positions. At each monthly reconstitution, the index constituents are chosen from the universe of the 500 largest U.S. market capitalization equities. The index constituents and their weightings are determined utilizing a quantitative scoring methodology, which results in total long positions of 130%, and short positions of 30%.

The quantitative methodology scores all equities in the above universe based on 10 factors. These factors are based on fundamental data from financial statements, consensus earnings forecasts, and market pricing and volume data.

Each equity is scored on each of the factors, and then receives an overall score. Utilizing the overall scores, each equity is assigned an overweight or underweight, which is limited to a maximum of 0.40% and a minimum of -0.40%. This over/under weight is then added to the equity’s market cap weighting, which is calculated as the market cap of the individual stock divided by the total market cap of the 500 largest U.S. market cap stocks. (For example, an equity with a 1.00% market cap weighting can be assigned a maximum weight for the 130/30 index of 1.40%, and a minimum weight of 0.60% at the monthly reconstitution.)